UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGY CONVERSION DEVICES, INC.
(Name of Subject Company (Issuer))

ENERGY CONVERSION DEVICES, INC.
(Names of Filing Person (Offeror))

Restricted Stock Units
Convertible into Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

292659109
(CUSIP Number of Class of Securities)
(Underlying Class)

Jay Knoll
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, MI 48309-3484
(248) 293-0440

Copy to:
W. Andrew Jack
Covington & Burling LLP
1201 Pennsylvania Avenue
Washington, DC 20004-2401
(202) 662-5232
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation* $1,181,483.16	Amount of Filing Fee** $65.93

*       Calculated solely for purposes of determining the filing fee. This amount assumes that RSUs convertible into 97,724 shares of common stock of Energy Conversion Devices, Inc. at $12.09  per share, the average of the high and low sales prices for October 13, 2009, as reported on the NASDAQ Global Select Market, will be issued in exchange for currently outstanding RSUs pursuant to this offer.

**    Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender-offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on October 14, 2009, relating to an offer by Energy Conversion Devices, Inc. (the “Company”) to its employees, subject to specified conditions, to exchange certain Restricted Stock Units subject to the achievement of performance goals for fiscal 2012 (the “2012 RSUs") and granted to employees of the Company under the 2006 Stock Incentive Plan (the "plan"), convertible into shares of the Company's common stock, $0.01 par value (the "Common Stock").  .

 Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

ITEM 12.   EXHIBITS

(a)(1)	Offer to Exchange dated October 14, 2009.*

(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units. *

(a)(3)	Form of Letter to Energy Conversion Devices, Inc. Restricted Stock Unit Holders. *

(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders. *

(a)(5)	Energy Conversion Devices, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference. *

(a)(6)	Employee Presentation Materials

(b)	Not applicable. *

(d)
Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended, filed as Exhibit A to the Company’s Proxy Statement dated October 13, 2006 and Amendment 1 to the 2006 Stock Incentive Plan, filed with the SEC on Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference. *

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2009

Energy Conversion Devices, Inc.

	By:	/s/ Jay B. Knoll
Jay B. Knoll
Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)	Offer to Exchange dated October 14, 2009.*

(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units. *

(a)(3)	Form of Letter to Energy Conversion Devices, Inc. Restricted Stock Unit Holders. *

(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders. *

(a)(5)	Energy Conversion Devices, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference. *

(a)(6)	Employee Presentation Materials

(b)	Not applicable. *

(d)
Energy Conversion Devices, Inc. 2006 Stock Incentive Plan, as amended, filed as Exhibit A to the Company’s Proxy Statement dated October 13, 2006 and Amendment 1 to the 2006 Stock Incentive Plan, filed with the SEC on Form 10-Q for the quarter ended September 30, 2008 and incorporated herein by reference. *

*	Previously filed.